File No. 70-



                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                     FORM U-1

                               APPLICATION/DECLARATION

                                      Under

                    THE PUBLIC UTILITY HOLDING COMPANY ACT
                                     OF 1935

                          HOLYOKE WATER POWER COMPANY
                        HOLYOKE POWER AND ELECTRIC COMPANY
                                 1 Canal Street
                              Holyoke, MA  01040

(Name of companies filing this statement and address of principal executive offices)

                              NORTHEAST UTILITIES
                        (Name of top registered holding company)

                             Gregory Butler, Esq.
                   Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                                 P.O. Box 270
                         Hartford, Connecticut  06141-0270
                           (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:


David R. McHale                    Jeffrey C. Miller
Vice President and Treasurer       Assistant General Counsel
Northeast Utilities Service        Northeast Utilities
Service Company                    Service Company
107 Selden Street                  107 Selden Street
Berlin, CT  06037                  Berlin, CT 06037

ITEM 1. Description of Proposed Transaction

1. The purpose of this Application/Declaration is to seek the Commission's order under the Public Utility Holding Company Act of 1935, as amended (the "Act"), approving the sale of certain generation, distribution and related assets (the "HWP Assets") by Holyoke Water Power Company ("HWP") and its wholly-owned subsidiary, Holyoke Power and Electric Company ("HP&E" and collectively with HWP, the " Selling Utilities"), to the City of Holyoke Gas and Electric Department ("HG&E"). Both HWP and HP&E are electric utility company subsidiaries, within the definitions of the Act, of Northeast Utilities ("NU"), a public utility holding company
registered under the Act.   HWP and HP&E are each
corporations organized under the laws of Massachusetts. HWP is classified as a "manufacturing company" rather than an electric company, under Massachusetts law, while HP&E is an electric company under Massachusetts state law. HG&E is a "municipal light plant" under Massachusetts law located in Holyoke, Massachusetts.

2. The proposed sale of the HWP Assets to HG&E (the "Transaction") is documented in a Settlement Agreement among HWP, HP&E and HG&E dated June 7, 2001 (the "Settlement Agreement"), a copy of which is attached as Exhibit B.1 to this Application/Declaration. The HWP Assets consist of hydro-electric generating facilities and associated distribution and other related assets as more fully detailed in the Settlement Agreement.

- Included in the HWP Assets are


(i) the Holyoke Dam and related units with an aggregate capacity of 43.8 Mw, (ii) related inventory and equipment, including poles and wires , (iii) certain of HWP's properties in Holyoke, along with certain properties in Chicopee and South Hadley either within the FERC project boundary and/or related to the distribution operation (however, HWP will retain appropriate easements to preserve transmission operations), (iv) contracts with all of HWP's retail customers, and (v) millpowers, water exchange agreements, licenses and other agreements related to the acquired assets. HG&E will also assume certain liabilities associated with the HWP Assets and beassume HWP's position as a licensee for the hydro-electric facilities under a license issued by the Federal Energy Regulatory Commission ("FERC"). That license is subject to various rehearing requests. It is expected that FERC will act on those requests shortly and issue a final order in the near future.

3. HG&E will pay HWP $17.55 million, subject to closing adjustments, for the HWP Assets. Some FERC-jurisdictional "transmission" assets will be included with the HWP Assets and are the subject of various filings made by HWP with FERC (see Item 4 below). The transmission assets include a substation and related generator step-up transformers, station service reformers, reactors and switchgears, along with certain FERC-jurisdictional agreements. HG&E intends to continue to use the HWP Assets to generate electricity for sale and for use within the City of Holyoke.

4. The Transaction is the result of arm's-length negotiations and, because HWP is not classified as an "electric company" under Massachusetts law, does not require the approval of any state utility commission or other state agency. The net proceeds of the Transaction will be invested in the Northeast Utilities System Money Pool (as approved in File No. 70-9755, HCAR No. 35-27328, December 28, 2000) and/or other short- term investments until later in 2001 when the proceeds will be paid to NU as a dividend or be used to retire some of HWP's debt .

ITEM 2. Fees, Commissions, and Expenses

1. The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

Northeast Utilities Service Company (Legal, Financial,
Accounting and Other Services) Not in excess of $25,000

Outside Support (Legal, Environmental and Other Services)
Approximately $ 500,000 .

ITEM 3. Applicable Statutory Provisions

1. The sections of the Act and the related regulations of the Commission which are or may be applicable to the transactions as herein proposed are set forth below:

    Sale of utility assets        Section 12(d), Rule 44

To the extent any other sections of the Act or rules thereunder may be applicable to the proposed transactions, the Applicants request appropriate orders thereunder.

ITEM 4. Regulatory Approvals

1. Additional approvals are required from the FERC for the transfer of the Hydro License to HG&E under Part I of the Federal Power Act; for the sale of the Hydro Facilities and assignment of related agreements under Section 203; and for the modification or termination of certain power contracts by HWP under Section 205. A copy of the FERC Applications are attached hereto as Exhibits D.1, D.2 and D.3.

 ITEM 5. Procedure

1. The Applicants hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than September 30, 2001. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Other Matters

1. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

2. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2001, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 78% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March
31, 2001 ($605.2 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed
$481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding
Company Act Release No. 27148, dated March 7, 2000 (the
"Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

3. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

(i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

(ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

(iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

(iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

(v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order.
NU's EWG investment (it has no FUCO investment), has been profitable for the quarterly periods ending June 30, 2000, September 30, 2000, December 31, 2000, and March 31, 2001, respectively (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:




                              As of June 30, 2000
                              (thousands
                               of dollars)              %

Common shareholders' equity    2,365,854               36.9
Preferred stock                  277,700                4.3
Long-term and short-term debt  3,768,353               58.8
                               6,411,907              100.0

5. The consolidated capitalization ratios of NU as of September 30, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                              As of  September 30, 2000
                              (thousands
                              of dollars)               %

Common shareholders' equity       2,413,785           37.9
Preferred stock                     277,700            4.3
Long-term and short-term debt     3,683,667           57.8
                                  6,375,152          100.0

6. The consolidated capitalization ratios of NU as of December 31, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                              As of  December 31, 2000
                              (thousands
                              of dollars)              %

Common shareholders' equity      2,218,583           36.1
Preferred stock                    276,968            4.5
Long-term and short-term debt    3,653,843           59.4
                                 6,149,394          100.0

7. The consolidated capitalization ratios of NU as of March 31, 2001, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                              As of March 31, 2001
                              (thousands
                              of dollars)              %

Common shareholders' equity      2,319,082           31.0
Preferred stock                    240,468            3.2
Long-term and short-term debt    3,479,304           46.6
Rate Reduction Bonds             1,438,400           19.2
                                 7,477,254          100.0

8. NU's consolidated retained earnings decreased from $581.8 million as of December 31, 1999 to $495.9 million as of December 31, 2000, mainly as a result of an after-tax write-off of $225 million by Public Service Company of New Hampshire as part of a restructuring settlement and also recognition of a loss due to a decision by the FERC lowering the price for acquiring installed generating capacity in New England but increased by $112 million in the quarter ended March 31, 2001. NGC (NU's only EWG or FUCO) has made a positive contribution to earnings since March 31, 2000 by contributing $33.9 million to NU's retained earnings with revenues of $135.6 million and net income of $34.5 million. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.

ITEM 6. Exhibits and Financial Statements

1. The following exhibits and financial statements are filed herewith:

    (a) Exhibits

    B.1 Form of Settlement Agreement and Exhibits

    D.1  Application to Federal Energy Regulatory Commission for
         Transfer of Hydro Licenses to HG&E under Part I of the Federal
         Power Act.

    D.2 Application to Federal Energy Regulatory Commission for Sale of Hydro Facilities and Assignment of Related Agreements to HG&E under
          Section 203.

     D.3 Application to Federal Energy Regulatory Commission to Modify or Terminate Certain Power Contracts under Section 205

    F. Opinion of Counsel  (To be filed by amendment)

    H. Form of Notice

   (b) Financial Statements

     1.1 Northeast Utilities Consolidated Balance Sheets, actual and pro forma, as of March 31, 2001, and Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the year ended March
31, 2001.

     2.1   Holyoke Water Power Company Consolidated Balance
Sheets, actual and pro forma, as of March 31, 2001, and Consolidated Statements of Income, actual and pro forma, and Statements of Retained Earnings, for the year ended
March 31, 2001.


                                   SIGNATURE

Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned officer or attorney thereunto duly authorized.

 Date:   August 10, 2001

HOLYOKE WATER POWER COMPANY
HOYOKE POWER AND ELECTRIC COMPANY

By: /S/   David R. McHale


          David R. McHale
          Vice President and Treasurer